UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Easy Energy Inc.
                                (Name of Issuer)


                   Common Stock, par value $0.00001 per share
                         (Title of Class of Securities)

                                   27785B 109
                                 (CUSIP Number)


                                    Meir Duke
                    12300 Highgrove Ct, Raistertown, MD 21136
                                       USA
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 7, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 27785B 109                                           Page 2 of 4 Pages
--------------------                                           -----------------

1   NAMES OF REPORTING PERSON: Meir Duke

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 186643876

    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     9,142,857
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       9,142,857
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,142,857
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.8%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 27785B 109                                           Page 3 of 4 Pages
--------------------                                           -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $0.0001 Par Value of Easy Energy Inc. ("Issuer"). The Issuer's principal executive offices are located at 49 Ha'aroshet Street, Karmiel, Israel 20100.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) and (f): This Schedule is filed by Meir Duke, a US citizen whose business address is 12300 Highgrove Ct, Raistertown, MD, 21136. Mr. Duke is a businessman that owns and operates a chain of retail stores "Reporting Person."

(d) and (e): During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person utilized available cash assets from his personal funds in the aggregate amount of $550,000 and provided services to the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The shares and warrants were received as consideration of a private placement investment in the Issuer, open market transactions, and as consideration for the provision of services. The Reporting Person does not presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the

                                 SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 27785B 109                                           Page 4 of 4 Pages
--------------------                                           -----------------

acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this filing, the Reporting Person is the beneficial owner of an aggregate of 9,142,857 shares of Common Stock representing 9.8% of the total class outstanding. This description of beneficial ownership does not include an aggregate of 1,000,000 warrants issued to the Reporting Person.

(b) The Reporting Person has the sole voting and dispositive power with respect to the 9,142,857 shares of the Common Stock.

(c) Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities during the past sixty days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2008                       Meir Duke


                                            /s/ Meir Duke
                                            -----------------------------